Exhibit 99.1

XPENG Announces Vehicle Delivery Results for June

and Second Quarter 2023

Guangzhou, China — July 1, 2023 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for June and the second quarter 2023.

In June 2023, XPENG delivered 8,620 Smart EVs, representing a 15% increase over the prior month, with the P7 series deliveries up 17% over the prior month. The Company has achieved positive delivery growth for five consecutive months. Total Smart EV deliveries for the second quarter of 2023 were 23,205 units, representing a quarter-over-quarter increase of 27%. As of June 30, 2023, XPENG has delivered over 300,000 Smart EVs.

The XPENG G6 Ultra Smart Coupe SUV was officially launched on June 29, offering five trim packages and priced between RMB209,900 and RMB276,900. Since its launch, the G6 has been attracting widespread market attention and receiving top-rated reviews.

Initial deliveries of the G6 are set to begin this month, and display vehicles have arrived at showrooms nationwide and are ready for test drives. The industry-leading ADAS function, XNGP, is readily available on all G6 Max versions immediately upon delivery.

In addition to G6’s launch in China, XPENG plans to roll out its “AI Valet Driver” capabilities for all XNGP-equipped vehicles, starting in the fourth quarter of 2023. The “AI Valet Driver” mode allows users to customize smart driving routes based on their preferences in a variety of cities across China, making driving safer and more efficient in everyday driving scenarios. Deployment is scheduled to start in the fourth quarter of 2023. Notably, XPENG is the only automaker brand in China to have rolled out City NGP functions in all four of China’s top-tier cities—Guangzhou, Shenzhen, Shanghai and Beijing.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.